September 18, 2008

Ms. Mary Mast
Ms. Vanessa Robertson
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20548

Re:	Mach One Corporation.
Registration Statement on Form S-1
Amendment no. 11 filed September 12, 2008
File No. 333-146744

Dear Ms. Mast and Ms. Robertson,

Following are Mach One’s responses to your comment. For your convenience, each of the Staff’s comments has been reprinted below and our responses are in bold. We have chosen for the most part not to duplicate the written revisions made within the document into the responses within this letter as we felt it would be easier and less cumbersome.

Along with mailing of any further comments you may have, we also request a fax copy be sent to Steven M. Grubner at 847.387.5513 at the time of mailing.

FORM S- 1

General

1.	Please refer to your response to comment one and address the following:

•
Please ask your auditor to confirm via separate letter that he has had a second partner review each time he has reissued his audit opinion. Re-dating of the opinion constitutes a reissuance of the audit opinion. Letter from auditor filed under Correspondence.

•
Please have your auditor remove the second sentence from his audit and review reports since it is not part of the standard reports. Removed as requested in review and audit reports dated September 17, 2008.

•	Include an updated consent from the auditor in the amendment in which you intend to go effective. Included as Exhibit 23.2.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mach One Corporation requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 4:00 p.m. the afternoon of September 18, 2008 or as soon thereafter as practicable.

Mach One acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte B. Tobin

Monte B. Tobin
Chief Executive Officer